MEDICAL ALARM CONCEPTS HOLDINGS, INC.

200 West Church Road, Suite B, Kind of Prussia, PA 19406

Phone Number: (877) 639-2929

Fax Number: (610) 872-9066

May 8, 2013

VIA EDGAR SUBMISSION AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Brandon Hill

Re:	Letter dated May 7, 2013 from Mr. Larry Spirgel, Assistant Director

Medical Alarm Concepts Holdings, Inc., a Nevada corporation (the “Company”)

Revised Preliminary Information Statement on Schedule 14C

Filed May 2, 2013

File No. 333-153290

Dear Mr. Hill:

We are in receipt of your letter, dated May 7, 2013 (the “SEC Comment Letter”), with respect to the above-referenced filing of the Company with the Securities and Exchange Commission, the revised Preliminary Information Statement on Schedule 14C. We have reviewed the comments of the SEC Staff in Assistant Director Spirgel’s letter dated May 7, 2013 and offer the following responses.

To aid the Staff’s review of the information, we have included the Staff’s comments in the SEC Comment Letter in italics and the Company’s responses in standard print.

General

1. We note your response to comment one from our letter dated April 30, 2013. Please identify the specific exemption from the proxy rules you relied on to obtain written consent for these proposals, and how you complied with such exemption.

Response No. 1

Pursuant to Section 14(a), Regulation 14A and Rule 14a-1(1)(2) promulgated thereunder, the Company did not conduct a solicitation to obtain the written consent to increase authorized shares of the Company's common stock.

Specifically, Rule 14a-1(l)(2)(i) excludes from the definition of “solicitation” the “furnishing of a form of proxy to a security holder upon the unsolicited request of such security holder”.

U.S. Securities and Exchange Commission
May 8, 2013

The Company held an Investor Conference Call on January 31, 2013 to discuss business growth and released financial information. Subsequently, a group of stockholders approached the Company to discuss the revenue growth rate that was achieved as a result of the Company’s extensive promotional activities with its main retail partner, Costco Warehouse Stores, the Company’s level of positive operational cash flow that resulted from the Company’s expanded Internet marketing activities, and the Company’s progress in preparing the delinquent reports in order to become current in its Exchange Act. The group of stockholders suggested that it would be beneficial for the Company to have the ability to issue additional shares in order to accept additional funding to increase transparency in the Company’s financial statements by obtaining the necessary resources to continue its efforts to become current in its Exchange Act reporting, to maintain current revenue growth trajectories, and to acquire additional inventory to meet its growing demand. Accordingly, the group of stockholders encouraged the Company to take steps to increase the authorized shares of the Company’s common stock. The written consent was obtained from the stockholders of the Company who offered to execute a written consent to authorize an increase of authorized shares of the Company's common stock. The Company did not request any proxy, consent or authorization from any of the stockholders who signed the written consent and therefore did not conduct a solicitation.

We hope the preceding information is responsive to the Staff’s comments contained in SEC Comment Letter. Please call me or write to me should you or your staff have any questions or comments regarding this response. My email address is ronnie@medalarmco.com and my direct telephone number is (877) 498-2929.

Respectfully submitted,

MEDICAL ALARM CONCEPTS HOLDINGS, INC.

/s/ Ronald Adams
Ronald Adams
CEO

cc:	Willa Qian, Esq. Alan S. Gutterman, Esq.